Contact

www.linkedin.com/in/richardpate
(LinkedIn)

Top Skills

Talent Management
Change Management
Leadership Development

Languages

Italian (Limited Working)
Portuguese (Professional Working)
French (Limited Working)

Certifications

Insights Discovery System Practitioner
Korn Ferry Leadership Architect
Hogan Assessments
Design Thinking Trainer
AeC/DiSC Practitioner

Publications

10 Questions for a Training Manager

Richard Pate

Founder & CEO of HydroArtPod, bringing the HydroArtPod home indoor gardening device to market
United Arab Emirates

Summary

I'm a pragmatic and innovative leader who leverages 30 years of experience across military, corporate and entrepreneurial roles to drive delivery and results.

I'm skilled at bringing together groups of stakeholders to achieve more than they thought possible. Driving a culture of collaboration, trust and accountability I have a very strong track record in delivering outcomes with impact. Examples from my corporate career include enterprise-wide implementations of methodologies & systems, driving culture change & leadership development, developing and improving hard and soft customer experience solutions within large and complex organisations across aviation, commercial real estate, professional services and government sectors.

Colleagues describe me as highly credible, empathetic and a good listener, very strong facilitation and leadership skills, strong at building consensus, and focused on delivering towards the big picture. I gain trust of stakeholders quickly to co-create the right solutions to important challenges.

I have an ability to simplify complex concepts into straightforward statements that people can relate to and align around. I'm on a constant mission to bring clarity and meaning where they are lacking, and I'm known for being resilient and pragmatically optimistic. I'm also always seeking to expand my own knowledge and am skilled at listening to learn from those around me.

Over the past 2 years of running a startup I've had the opportunity of a steep learning curve around product design, app development process, fundraising & investor relations, marketing/advertising/sales/distribution strategy, company administration and a ton of other things that founders get to do. It's been an amazing experience and I'm excited to turn our vision into a reality.

Experience

byAlinePate
Founder & CEO
February 2020 - Present (2 years 4 months)
Abu Dhabi, United Arab Emirates

HydroArtPod
Founder & CEO
February 2020 - Present (2 years 4 months)

Etihad Airways
Senior Manager Leadership Development
January 2014 - February 2020 (6 years 2 months)
Abu Dhabi, United Arab Emirates

As a senior leader within the L&D team, I was responsible for key focus areas across the broad Talent arena:
- I drove the leadership development agenda, designing and delivering programs across leadership levels in Etihad (300+ senior manager and 700+ people managers in 2019).
- I developed the Talent & Performance frameworks for the organisation and worked with key stakeholder groups to enable culture change required to embed these.
- I managed a team tasked with designing and delivering leadership development programs. Key programs included delivering a 2-day program on leadership and innovation to 300+ senior leaders, and a 5-day leadership program 700+ mid-level managers
- I was a thought leader in developing people strategy and driving culture change across the global workforce of 24,000, collaborating with stakeholders across the organisation to co-create and deliver effective and realistic high-impact change.
- After completing Design Thinking Practitioner certification with Ernst & Young, I helped to enable a people-centric approach to the Transformation agenda by applying Design Thinking methodology in collaborative problem-solving efforts. I trained & mentored colleagues in applying the methodology themselves, thus embedding the capability deep within the organisation.
- I played a key role in developing and embedding a competency framework, integrated throughout all stages of the employee lifecycle.

- I redesigned the employee recognition program as part of driving culture change.

Cushman & Wakefield

Director of Learning & Development EMEA
April 2008 - December 2013 (5 years 9 months)
London, England, United Kingdom

My role spanned most aspects of the People Agenda across the 18 European countries of the EMEA business:

- Talent management: I implemented the first structured framework for identifying and developing talent
- Leadership development: I designed and delivered leadership programs at all levels across the organisation
- Performance management (leading to pay for performance reward structures): I improved the existing PM methodology and implemented the first framework for Equity Partner PM
- Learning & Development: I designed and delivered programs for a wide range of business skills, including negotiating skills, client relationship management, business development and managing conflict
- Employee engagement: I managed the application of employee surveys and action plans arising from this data
- Organisational development: I implemented a new competency framework, and created a career planner through which employees could view, plan and track their development towards the next stage in their career
- Diversity: I managed the partnership with external providers to further the diversity and inclusion agenda across the organisation, including providing mentorship and coaching programs to emerging female leaders and creating a network for female employees returning to the workplace after Maternity Leave to maximise their opportunities for a successful resumption of their career
- Promotions: I developed and ran Selection Centres for promotion to Salaried Partner and Equity Partner grades, providing a transparent and objective process for decision-making
- Change management: I planned and executed people-centric approaches to driving key organisational change, including the adoption of a redundancy program during the 2007 financial crisis.

Memberships: Chartered Fellow CIPD, ASTD, AITD

Praxia Consulting Ltd
Owner
June 2003 - March 2008 (4 years 10 months)
United Kingdom

As a founder and owner of this consultancy I was responsible for all aspects of the business, from business development and client relationships to service delivery, to managing the finances of the firm. Service delivery included:
- leading a team of 8 consultants in creating a detailed onboarding and key skills qualification program for 350 employees
- developing and delivering leadership and business skills development programs across commercial property, financial services legal, healthcare and engineering sectors
- LMS (Saba) implementation within a major retail banking organisation.

Chesterton International plc
Learning & Development Director
January 2000 - May 2003 (3 years 5 months)

I engaged with the business to determine development needs across the board, and then designed, developed and executed the Learning Strategy in detail. This entailed developing the learning curriculum, developing and delivering learning interventions and engaging with external partners to effect some of the delivery.

Admiral Training plc
Consultant
October 1998 - December 1999 (1 year 3 months)

I designed and delivered learning interventions for a range of UK clients, including delivering management development programmes for BAE Systems and MoD, and developing and delivering training programmes in support of technology rollouts at Siemens and a major UK Government agency.

Australian Army
Various roles
January 1988 - May 1998 (10 years 5 months)

Following a 3-year training period, my operational roles included leading a troop of signallers responsible for providing long-range communications from the battlefield back to Australian Defence Force HQ in Sydney, acting as 2nd in command in a unit providing technical support for highly-specialised communications equipment, and Operations Officer/2IC for a ready-deployment Signals Squadron. In each role one of my responsibilities was for

the training & development of the officers and soldiers of the unit, something which was - as it turned out - a precursor to the 2nd stage of my career..

Education

University of New South Wales

BA, History/Geography · (1988 - 1989)

The University of Western Australia

BA · (1987 - 1987)